UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2
Under the Securities Exchange Act of 1934
(Amendment No.                     )*
SAVVIS, Inc.

(Name of Issuer)
Common Stock, par value US$0.01 per share

(Title of Class of Securities)
805423308

(CUSIP Number)
September 15, 2008

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐ Rule 13d-1(b)
     ☑ Rule 13d-1(c)
     ☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SIGNATURE
Exhibit Index
Ex-99.A Joint Filing Agreement dated September 25, 2008, among Singapore Technologies Telemedia Pte Ltd, STT Communications Ltd and Rhapsody Holdings Ltd.

CUSIP No.	805423308	Page	2	of	10

1	NAMES OF REPORTING PERSONS Singapore Technologies Telemedia Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Republic of Singapore

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,917,577*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,917,577*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7.337%*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.337%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* See Item 4 of Schedule.
** Based on 53,391,184 shares of common stock reported as outstanding as of July 28, 2008 in the Issuer’s quarterly report on Form 10-Q (File No. 000-29375) filed with the SEC on August 1, 2008.

CUSIP No.	805423308	Page	3	of	10

1	NAMES OF REPORTING PERSONS STT Communications Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Republic of Singapore

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,917,577*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,917,577*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7.337%*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.337%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* See Item 4 of Schedule.
** Based on 53,391,184 shares of common stock reported as outstanding as of July 28, 2008 in the Issuer’s quarterly report on Form 10-Q (File No. 000-29375) filed with the SEC on August 1, 2008.

CUSIP No.	805423308	Page	4	of	10

1	NAMES OF REPORTING PERSONS Rhapsody Holdings Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,917,577*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,917,577*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7.337%*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.337%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* See Item 4 of Schedule.
** Based on 53,391,184 shares of common stock reported as outstanding as of July 28, 2008 in the Issuer’s quarterly report on Form 10-Q (File No. 000-29375) filed with the SEC on August 1, 2008.

Item 1(a).	Name of Issuer:

SAVVIS, Inc., a Delaware company (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1 SAVVIS Parkway, Town & Country, Missouri 63017

Item 2(a).	Name of Person Filing:

The persons filing this Statement are (i) Singapore Technologies Telemedia Pte Ltd, a company organized under the laws of the Republic of Singapore (“Singapore Technologies Telemedia”), (ii) STT Communications Ltd, a company organized under the laws of the Republic of Singapore (“STT Communications”) and a subsidiary of Singapore Technologies Telemedia, and (iii) Rhapsody Holdings Ltd, a company organized under the laws of Cayman Islands (“Rhapsody Holdings”) and a subsidiary of STT Communications.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Singapore Technologies Telemedia and STT Communications is 51 Cuppage Road, #09-01 StarHub Centre, Singapore 229469. The address of the principal business office of Rhapsody Holdings is Clifton House, 75 Fort Street, PO Box 1350, Grand Cayman KY1-1108, Cayman Islands.

Item 2(c).	Citizenship:

Each of Singapore Technologies Telemedia and STT Communications is a company organized under the laws of the Republic of Singapore. Rhapsody Holdings is a company organized under the laws of Cayman Islands.

Item 2(d).	Title of Class of Securities:

This information statement relates to the Common Stock, US$0.01 par value per share, of the Issuer (the “Common Stock”).

Item 2(e).	CUSIP Number:

The CUSIP number of the Common Stock is 805423308.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.
(a)	Amount beneficially owned:
As of September 24, 2008, Rhapsody Holdings directly owned 3,917,577 shares of Common Stock. Because of the relationships described in Item 2(a) above, each of Singapore Technologies Telemedia and STT Communications may be deemed to beneficially own the Common Stock directly owned by Rhapsody Holdings.
(b)	Percent of class:
The Common Stock that may be deemed to be beneficially owned by Singapore Technologies Telemedia and STT Communications constitute approximately 7.337%* of the Common Stock outstanding as of July 28, 2008.

The Common Stock directly owned by Rhapsody Holdings constitute approximately 7.337%* of the Common Stock outstanding as of July 28, 2008.

* Based on 53,391,184 shares of common stock reported as outstanding as of July 28, 2008 in the Issuer’s quarterly report on Form 10-Q (File No. 000-29375) filed with the SEC on August 1, 2008.
(c)	Number of shares as to which the person has:
With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the Common Stock, please see Item 4(a) above regarding qualifications as to beneficial ownership.
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote:

Singapore Technologies Telemedia: 3,917,577; STT Communications: 3,917,577; and Rhapsody Holdings: 3,917,577.

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of:

Singapore Technologies Telemedia: 3,917,577; STT Communications: 3,917,577; and Rhapsody Holdings: 3,917,577.
Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2008	SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD
	By:	/s/ Pek Siok Lan
		Name:	Pek Siok Lan
		Title:	Company Secretary

Dated: September 25, 2008	STT COMMUNICATIONS LTD
	By:	/s/ Pek Siok Lan
		Name:	Pek Siok Lan
		Title:	Company Secretary

Dated: September 25, 2008	RHAPSODY HOLDINGS LTD
	By:	/s/ Stephen Geoffrey Miller
		Name:	Stephen Geoffrey Miller
		Title:	Director

Exhibit Index
Exhibit A	Joint Filing Agreement, dated September 25, 2008, among Singapore Technologies Telemedia Pte Ltd, STT Communications Ltd and Rhapsody Holdings Ltd.